UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        ARMSTRONG WORLD INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

              Pennsylvania                               23-0366390
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


      P.O. Box 3001 Lancaster, PA                                17604
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(Address of principal executive offices)                      (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


          Title of each class                     Name of each exchange on which
          to be so registered                     each class is to be registered
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Common Shares, $0.01 par value per share          New York Stock Exchange, Inc.


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this form relates:
None.

Securities to be registered pursuant to Section 12(g) of the Act: None.





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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.
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GENERAL

         On October 2, 2006 (the "Effective Date"), the Fourth Amended Plan of Reorganization, as Modified, dated February 21, 2006 (the "Plan of Reorganization"), of Armstrong World Industries, Inc., a Pennsylvania corporation (the "Company"), which was confirmed by order of the U.S. District Court for the District of Delaware on August 18, 2006, became effective and the Company emerged from proceedings under Chapter 11 of the U.S. Bankruptcy Code. The Company on December 6, 2000 had filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in order to use the court-supervised reorganization process to achieve a resolution of asbestos-related liability claims against the Company.

         On the Effective Date, among other things, all pre-existing equity interests in the Company were cancelled pursuant to the Plan of Reorganization, and the articles of incorporation of the Company were amended and restated (as so restated, the "Articles") to authorize 200,000,000 Common Shares, par value $0.01 per share (the "Common Shares"), and 15,000,000 Preferred Shares, without par value (the "Preferred Shares"), which may be issued in one or more series, each with such designations, rights, powers, preferences and privileges as may be provided by the Board of Directors or otherwise provided in accordance with the Articles. The bylaws of the Company were simultaneously amended and restated (as so restated, the "Bylaws"). Pursuant to the Plan of Reorganization, the Company issued on the Effective Date or will subsequently issue thereafter a total of 56.4 million Common Shares to its creditors. The Armstrong World Industries, Inc. Asbestos Person Injury Settlement Trust (the "Asbestos Trust") has received 65.57% of such shares and the holders of allowed unsecured creditor claims against the Company will receive 34.43% of such shares. The Plan of Reorganization also provides for the establishment of the 2006 Long-Term Incentive Plan of the Company (the "LTIP"), under which the Company is authorized to issue to officers and key employees incentive awards in respect of up to 5,349,000 Common Shares. No Preferred Shares were or are to be issued pursuant to the Plan of Reorganization and none are currently planned to be issued. This Registration Statement on Form 8-A pertains to the Common Shares.

         The following is a description of the Common Shares and a summary of certain material provisions of the Company's Articles and Bylaws, which were amended and restated as of the Effective Date. This summary is qualified in its entirety by the text of the Articles and the Bylaws, which are attached as Exhibits 3.1 and 3.2 hereto, respectively.

COMMON SHARES

         The holders of the Common Shares are entitled to one vote per share on all matters to be voted upon by the holders of Common Shares. Holders of the


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Common Shares are entitled to vote on all matters (including the election of all directors) on which the shareholders of the Company are entitled to vote. The Company's Board of Directors is not classified and all directors are elected for the same term of office by vote of the Common Shareholders.

         Directors to be elected by the holders of Common Shares shall be elected by plurality vote and on all other matters, except as otherwise provided by the Articles and Bylaws or by law, the affirmative vote of the holders of a majority of the Common Shares present and voting at a meeting at which a quorum is present shall constitute the act of the Common Shareholders. The initial term of office of the directors extends until the 2008 annual meeting of shareholders of the Company. After the 2008 annual meeting of shareholders, their term extends until the next annual meeting of shareholders at which directors are elected, in each case subject to the earlier death, resignation, disqualification, removal or incapacity of a director. Amendment of the Bylaws, approval of the issuance of Preferred Shares and certain other actions by the Board of Directors require a supermajority vote of the Board of Directors.

         The holders of the Common Shares are entitled to receive dividends, when and as declared by the Company's Board of Directors, out of assets legally available for that purpose. The holders of the Common Shares have no preemptive, subscription or conversion rights, and the Common Shares are not subject to redemption.

         The Articles provide that, commencing on the Effective Date and continuing until the Asbestos Trust first ceases to be the beneficial owner (determined as provided in the Articles) of at least 20% of the outstanding Common Shares, the Asbestos Trust may not, subject to certain exceptions, transfer, in one transaction or a series of related transactions, any Common Shares, or other shares entitled to vote generally in the election of directors ("Voting Shares"), representing more than 5% of the Common Shares (or entitled to cast more than 5% of the votes that may be cast in the election of directors) to any purchaser who, after giving effect to such transaction or transactions, would beneficially own shares enabling such person to cast more than 35% of the votes which may be cast by the holders of all shares entitled to vote are entitled to vote generally in the election of directors or more of such votes than the Asbestos Trust is entitled to cast. The Asbestos Trust may, however, effect such an otherwise prohibited transfer if:

         (1) the transfer is a public sale of shares made in compliance with certain provisions of the U.S. federal securities laws or in certain derivative transactions (as specified in the Articles), or

         (2) all other holders of Common Shares have an opportunity to participate in the transaction or series of transactions on the same terms as the Asbestos Trust, or

         (3)      in the case of a disposition of shares by the Asbestos Trust


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pursuant to a merger, consolidation, recapitalization or similar corporate transaction involving the Company, the material terms of the transaction have been approved by a majority of the Company's directors who have no personal financial interest in the transaction or by such vote of the holders of the Common Shares as is required by law, the Company's articles of incorporation or bylaws (as then in effect) or applicable listing standards, provided that, if a transaction referred to in this clause (3) would result in the Asbestos Trust receiving a type or amount of consideration per Common Share that is different from the consideration to be received by other holders of Common Shares, the transaction must be approved by the affirmative vote of the holders of a majority of the Common Shares not beneficially owned by the Asbestos Trust (in addition to any other required shareholder approval).

         The Articles further provide that, until such time as the Asbestos Trust first ceases to be the beneficial owner of at least 20% of the outstanding Voting Shares, any transaction between the Company or any of its subsidiaries and the Asbestos Trust or any affiliate thereof (other than a dividend or other distribution made to all shareholders pro rata to their shareholdings and otherwise on terms which are the same with respect to the Asbestos Trust and all other participating shareholders), shall require review by and approval of a majority of the disinterested directors of the Company (as defined in the Articles), whether or not such review and approval is required by law or applicable listing standards, subject to any exception from such review and approval for transactions of an immaterial nature determined under such criteria as have been approved in advance by a majority of the disinterested directors; provided that, in the case of any transaction involving any change in the shares of the Company, or any dividend, distribution or payment in respect of outstanding shares of the Company, that would result in the Asbestos Trust receiving any dividend, distribution, security, other property or payment that differs from that which would be received by all other holders of Common Shares, then the approval of the holders of a majority of the Common Shares not owned or controlled by the Asbestos Trust shall be required (in addition to approval by any shareholder vote otherwise required, but approval of a majority of the disinterested directors, as such, shall not be required).

         Also until such time as the Asbestos Trust first ceases to be the beneficial owner of at least 20% of the outstanding Common Shares, the Company shall not without the prior, written consent of the Asbestos Trust:

                  (a) authorize any new class of shares (i.e., other than the Common Shares or Preferred Shares);

                  (b) issue any Preferred Shares, other than "Conventional Preferred Shares" as defined in the Articles;

                  (c) adopt a shareholder rights plan that provides some, but not all, holders of shares of the Common Shares the right to acquire securities of the Company, for the purpose of making an acquisition of


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additional voting shares of the Company by a person or group acquiring more than a specified level of ownership in the Company more difficult or expensive;

                  (d) before the fifth anniversary of the Effective Date, implement any stock option, restricted stock, stock bonus or stock purchase plan, or any similar plan or arrangement, pursuant to which any one or more of the officers, directors or employees of, or consultants to, the Company or any of its subsidiaries, or any person who is the beneficial owner of 5% or more of the Voting Shares, may acquire shares of the Company, except:

                  (1)      as permitted by the LTIP,

                  (2) for a dividend reinvestment plan or any plan or arrangement whereby any dividend, distribution, offer, issuance or sale of options, warrants, subscription rights or other equity interests is offered or made to shareholders of the Company generally, substantially in proportion to their shareholdings, or

                  (3) where options or shares are to be issued to a person not previously employed by the Company, as an inducement to such person's entering into an employment or consulting contract with the Company.

         Until the Asbestos Trust first ceases to be the beneficial owner of at least 20% of the outstanding Voting Shares, the Board of Directors is required to present to the shareholders nominations of candidates for election to the Board of Directors (or recommend the election of such candidates as nominated by others) such that, and shall take such other corporate actions as may be reasonably required to provide that, to the best knowledge of the Board of Directors, if such candidates are elected by the shareholders, at least a majority of the members of the Board of Directors shall be independent directors (determined in accordance with the listing standards of the market on which the Common Shares are listed and in compliance with the standards of independence required by Rule 10A-3 under the Securities Exchange Act of 1934, as amended). In addition, the Board of Directors shall only elect any person to fill a vacancy on the Board of Directors if, to the best knowledge of the Board of Directors, after such person's election at least a majority of the members of the Board of Directors shall be independent directors.

         The rights of the Common Shareholders, as described above, are subject to the rights of Preferred Shareholders, if any Preferred Shares are issued.

         The Articles and Bylaws also require, in effect, the affirmative vote of the Asbestos Trust for the amendment of the provisions of the Articles and Bylaws providing to the Asbestos Trust the rights described above.

         The Company is also party to a Stockholder and Registration Rights Agreement, dated as of October 2, 2006, with the Asbestos Trust. Certain of the provisions of the Company's Article and Bylaws regarding the rights, powers or


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privileges, or limitations on the rights, powers or privileges, of the Asbestos
Trust described above are also contained in this agreement, which also contains certain other provisions governing the Asbestos Trust's relationship with the Company. A copy of such agreement is attached hereto as an Exhibit 10.1.

ITEM 2.  EXHIBITS.
------------------

   EXHIBIT
   NUMBER                                       DESCRIPTION
----------------  --------------------------------------------------------------
     3.1 Amended and Restated Articles of Incorporation of Armstrong World Industries, Inc. (incorporated by reference to Exhibit
                  3.1 to the Company's Current Report on Form 8-K filed on October 2, 2006).

     3.2 Bylaws of Armstrong World Industries, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on October 2, 2006).

     4.1          Specimen Common Stock Certificate.

     10.1 Stockholder and Registration Rights Agreement, dated as of October 2, 2006, by and between the Company and the Asbestos Trust (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on October 2,
                  2006).







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                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 10, 2006

                                    ARMSTRONG WORLD INDUSTRIES, INC.



                                    By:   /s/  Walter T. Gangl
                                        ------------------------------------
                                        Name:  Walter T. Gangl
                                        Title: Deputy General Counsel and
                                               Assistant Secretary










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   EXHIBIT
   NUMBER                                       DESCRIPTION
----------------  --------------------------------------------------------------
     3.1 Amended and Restated Articles of Incorporation of Armstrong World Industries, Inc. (incorporated by reference to Exhibit
                  3.1 to the Company's Current Report on Form 8-K filed on October 2, 2006).

     3.2 Bylaws of Armstrong World Industries, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on October 2, 2006).

     4.1          Specimen Common Stock Certificate.

     10.1 Stockholder and Registration Rights Agreement, dated as of October 2, 2006, by and between the Company and the Asbestos Trust (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on October 2,
                  2006).






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